328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710 www.platinumgroupmetals.net

News Release	No. 188-2010 August 26, 2010

Platinum Group Metals Locks Up Surface Rights and Facilities

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group”) announces that the Company has acquired the fixed price right to purchase a large area of surface rights and housing facilities in the area of the planned Project 1 Platinum Mine.  A deposit of Rand 13.0 million (CAD $1.85 million) was paid to the Vendor on August 26, 2010 for the right to exercise a purchase of the property for Rand 130.0 million (CAD $18.57 million at current exchange rates). The balance of Rand 117.0 million is due within one year or upon the grant of a mining authorization.  The Company can extend the due date for a further year for a second Rand 13.0 million payment against the purchase price.

This purchase agreement advances Platinum Group’s position and is an important addition to the strength of the Company’s strategic position in the area. Evaluation of the Company’s strategic path to maximize value for shareholders is continuing with several active discussions.

The property comprises 1,713 hectares and includes significant surface facilities.  When combined with the Company’s existing surface rights holdings, the combined land position will be approximately 2,655 hectares (6,560 acres) covering all of the functional areas of Project 1 and also covering approximately 581 hectares overlying the western portion of the Styldrift project area operated by the Royal Bafokeng and Anglo Platinum.  The surface land position held by the Company is also immediately adjacent to the south of Wesizwe Platinum’s Frischgewaagd-Ledig platinum project.

The surface facilities on the property include approximately 350 chalets, bungalows, flats and hotel rooms capable of accommodating more than 1,000 people.  These facilities are planned to become part of the Project 1 construction and worker’s accommodation as well as administration infrastructure.  The Company’s October 2009, “Project 1 Updated Feasibility Study” included an amount of Rand 230 million (approx. CAD $33.0 million at current exchange rates) for the acquisition of surface rights and the construction of accommodation, administrative and operational buildings.  The acquisition of this property, including any required refurbishment, is expected to be an improvement on the budgeted costs and timing for these facilities.

The Company has also made other important advancements recently.  The Company has paid a deposit of Rand 9.2 million (CAD $1.24 million) to the South African power utility Company, Eskom, to advance the engineering for the delivery of construction power and commercial production power to Project 1.  An allocation for construction power has been made and the Company is formally in process for delivery of production power.  The Company is also in communication with the local water authority and is moving toward a detailed program for delivery of production water.  Costs for both power and water are also budgeted in the Company’s October 2009, “Project 1 Updated Feasibility Study”.

PLATINUM GROUP METALS LTD.

…2

President and CEO, R. Michael Jones said, “The acquisition of a right to purchase this large surface right is an important event that we have been working on for some time.  The agreement strengthens our position, provides infrastructure that would otherwise need to be built and improves the certainty of schedule for the Project 1 Platinum Mine. We now control a large surface landholding including ample room for tailings impoundment, mill facilities and a perimeter buffer.  Given the expansion of regional development into the area including three new platinum mines the large surface rights purchase agreement is a significant strategic asset”.

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones P.Eng. He is non-independent and the Company CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through an in person meeting with the independent engineer for the technical area in the feasibility study and through consultation with non-independent company engineers with further relevant operating experience.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. Platinum Group holds mineral rights in both Canada and South Africa and in addition to the WBJV Project 1 Platinum mine with a completed feasibility study, the Company has two active exploration joint ventures with JOGMEC, the Japanese state company. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.